Filed by Flag Financial Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company:	First Capital Bancorp, Inc.
Commission File No. 000-23991

Press Release	Source: Flag Financial Corporation

Flag Financial Corporation Reports a 20% Increase in Second Quarter Earnings

Monday July 18, 4:23 pm ET

ATLANTA—(BUSINESS WIRE)—July 18, 2005—Flag Financial Corporation (Nasdaq: FLAG - News) today announced net income for the second quarter of 2005 of $2.3 million or $0.25 per diluted share, an increase of 20.0% from $1.9 million or $0.21 per diluted share when compared to the same quarter in 2004. Net income for the six-month period ended June 30, 2005 totaled $4.1 million or $0.45 per diluted share compared to $0.44 per diluted share during the same period in 2004.

Balance Sheet Growth

Flag Financial ended the second quarter of 2005 with total assets of $862.5 million, an increase of 15.1% from June 30, 2004. Gross loans outstanding at quarter end were $647.9 million, an increase of 22.2% over June 30, 2004. Deposits increased to $740.8 million at June 30, 2005, an increase of 21.3% over the prior year.

Continued Success in Metro Atlanta

Flag Financial continues to successfully grow its loan and deposit base in metro Atlanta. Loans in the metro Atlanta region grew $65.1 million to $410.3 million, an increase of 18.9% from June 30, 2004, while metro Atlanta deposits increased $115.8 million, or 38.7% to $415.1 million as compared to mid-year 2004. As of June 30, 2005, metro Atlanta deposits made up 56.0% of Flag Financial’s total deposits.

On May 26, 2005, Flag Financial announced plans to acquire First Capital Bancorp, Inc., a Norcross, Georgia-based bank holding company and parent company of First Capital Bank. Subject to regulatory and shareholder approval, the transaction is expected to close in the fourth quarter of 2005 and is projected to be accretive in 2006. Upon completion of this transaction, Flag Financial will have total assets of approximately $1.7 billion, increasing its metro Atlanta presence by approximately $500 million in loans and deposits.

Commenting on the continued success in metro Atlanta, Joseph W. Evans, chairman and chief executive officer said, “We continue to be extremely pleased with the rate of our organic growth in Atlanta. The First Capital acquisition will significantly add to our team of talented bankers, expand our core competencies, and increase our physical and financial presence in Atlanta. We expect this to measurably accelerate the pace at which we are building a major community banking presence in Atlanta.”

Net Interest Income

Net interest income for the second quarter of 2005 increased $1.9 million or 25.7% to $9.2 million compared to $7.4 million for the same quarter in 2004. For the six-month period ended June 30, 2005, net interest income increased $3.3 million or 23.0% to $17.8 million from $14.5 million from the same period in 2004. The increase in net interest income resulted from the continued growth in loans, including an increase in both interest income and an improvement in the net interest margin. The net interest margin increased 22 basis points to 4.74% in the second quarter of 2005 compared to 4.52% in the second quarter of 2004 and improved 18 basis points to 4.65% in the first six months of 2005 from 4.47% in the same period of 2004.

Credit Quality

Flag Financial continues to focus on credit quality as evidenced by the improvement in its credit quality ratios. While loans continue to grow, nonperforming assets continue to decline. Nonperforming assets were at 0.76% of gross loans at June 30, 2005 compared to 1.10% at June 30, 2004. The company further realized net recoveries for the quarter. The combination of net recoveries and improving overall credit quality allowed Flag Financial to maintain the adequacy of the allowance for loan losses with no quarterly provision for loan losses in the second quarter of 2005. The allowance for loan losses totaled $8.9 million or 1.38% of gross loans at June 30, 2005 compared $7.5 million or 1.41% at June 30, 2004. Loan loss provision for the first six months of 2005 totaled $375,000 compared to $375,000 and $1.1 million for the second quarter and first six months of 2004, respectively.

Flag Financial Corporation is a bank holding company whose wholly owned subsidiary is Flag Bank. The Flag Financial franchise consists of 24 offices, including 16 full-service banking offices and six mortgage/loan production offices, in 15 counties in Georgia. Flag Financial’s common stock is traded on the Nasdaq Stock Market under the ticker symbol “FLAG.”

Except for historical information contained herein, the matters discussed in this press release consist of forward-looking information under the Private Securities Litigation Reform Act of 1995. The accuracy of the forward-looking information is necessarily subject to and involves risks and uncertainties, which could cause actual results to differ materially from the forward-looking information. These risks and uncertainties include, but are not limited to, unforeseen general economic conditions, potential difficulties in the execution of Flag Financial’s business and growth strategies, competitive risks and other factors set forth from time to time in Flag Financial’s filings with the Securities and Exchange Commission. When used in this release, the words “believes,” “estimates,” “plans,” “expects,” “should,” “will,” “may,” “might,” “outlook,” and “anticipates” are similar expressions as they relate to Flag Financial (including its subsidiaries), or its management, and are intended to identify forward-looking statements.

Flag Financial from time to time becomes aware of rumors concerning its business, prospects and results of operations. As a matter of policy, Flag Financial does not comment on rumors. Investors are cautioned that in this age of instant communication and Internet access, it may be important to avoid relying on rumors and other unsubstantiated information. Flag Financial complies with federal and state laws applicable to the disclosure of information concerning its business, prospects and results of operations. Investors may be at significant risk in relying on unsubstantiated information from other sources.

Flag Financial Corporation and Subsidiary

Financial Summary

(Dollars in thousands except per share information)

(Unaudited)

	Three months ended June 30,
	2005	2004
Interest income	$14,064	$10,071
Interest expense	4,817	2,712

Net interest income	9,247	7,359
Provision for loan losses	—	375

Net interest income after provision	9,247	6,984
Noninterest income	2,592	2,591
Noninterest expense	8,422	6,734

Income before taxes	3,417	2,841
Provision for income taxes	1,111	920

Net income	$2,306	$1,921

Basic earnings per share	$0.27	$0.23
Diluted earnings per share	0.25	0.21
Cash dividends declared	0.06	0.06
Book value at quarter end	8.47	7.73
Tangible book value at quarter end	6.01	5.85

Net interest margin, taxable equivalent	4.74%	4.52%
Yield on interest-earning assets	7.19%	6.17%
Cost of interest-bearing liabilities	2.71%	1.85%
Efficiency ratio	70.99%	67.39%
Net overhead ratio	2.76%	2.32%
Return on average assets	1.09%	1.07%
Return on average equity	12.96%	11.59%

Credit Quality Ratios:
Allowance for loan losses	$8,915	$7,489
Nonperforming assets	4,925	5,853
Allowance for loan losses to loans	1.38%	1.41%
Nonperforming assets to total assets	0.57%	0.78%
Net recoveries	17	62
Net recoveries to average loans	0.01%	0.05%

At Quarter End:
Total assets	$862,509	$749,371
Interest-earnings assets	805,442	693,613
Gross loans outstanding	647,862	530,338
Deposits	740,803	610,636
Shareholders’ equity	72,389	64,392

Average Balances:
Total assets	$845,847	$715,212
Interest-earning assets	789,448	663,258
Gross loans outstanding	619,511	503,045
Deposits	725,350	572,871
Shareholders’ equity	71,183	66,311

Flag Financial Corporation and Subsidiary

Financial Summary

(Dollars in thousands except per share information)

(Unaudited)

	Six months ended June 30,
	2005	2004
Interest income	$26,851	$19,745
Interest expense	9,025	5,254

Net interest income	17,826	14,491
Provision for loan losses	375	1,095

Net interest income after provision	17,451	13,396
Noninterest income	5,194	7,283
Noninterest expense	16,539	14,721

Income before taxes and extraordinary item	6,106	5,958
Provision for income taxes	1,973	1,941

Net income	$4,133	$4,017

Basic earnings per share	$0.48	$0.47
Diluted earnings per share	0.45	0.44
Cash dividends declared	0.12	0.12

Net interest margin, taxable equivalent	4.65%	4.47%
Yield on interest-earning assets	6.98%	6.07%
Cost of interest-bearing liabilities	2.58%	1.77%
Efficiency ratio	71.39%	67.37%
Net overhead ratio	2.71%	2.09%
Return on average assets	0.99%	1.12%
Return on average equity	11.74%	12.07%

Average Balances:
Total assets	$837,974	$714,916
Interest-earnings assets	780,975	661,420
Gross loans outstanding	611,506	497,017
Deposits	716,691	578,219
Shareholders’ equity	70,424	66,568

Flag Financial Corporation and Subsidiary

Consolidated Balance Sheets

(Dollars in thousands, except share data)

	June 30, 2005	Dec. 31, 2004	June 30, 2004
	(unaudited)	(audited)	(unaudited)
Assets
Cash and due from banks	$13,720	$13,345	$16,953
Other interest-bearing deposits in banks	14,067	13,574	14,377
Federal funds sold	6,378	13,397	29,158

Total cash and cash equivalents	34,165	40,316	60,488

Other interest-bearing deposits	4,891	5,473	2,576
Investment securities available-for-sale	110,806	111,390	97,339
Other investments	12,332	13,161	13,861
Mortgage loans held-for-sale	9,106	10,688	5,964
Loans, net	638,947	596,101	522,849
Premises and equipment, net	13,558	14,458	14,142
Intangible assets	21,007	20,919	15,674
Other assets	17,697	15,831	16,478

Total assets	$862,509	$828,337	$749,371

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing deposits	$56,859	$48,812	$42,136
Interest-bearing demand deposits	343,507	347,940	318,263
Savings	21,426	20,940	22,294
Time	319,011	289,155	227,943

Total deposits	740,803	706,847	610,636

Advances from Federal Home Loan Bank	25,000	25,000	53,000
Federal funds purchased and repurchase agreements	1,156	2,295	2,256
Other borrowings	1,600	4,300	—
Junior subordinated debentures	14,433	14,433	14,000
Other liabilities	7,128	6,260	5,087

Total liabilities	790,120	759,135	684,979

Preferred stock (10,000,000 shares authorized, none issued and outstanding)	—	—	—
Common stock ($1 par value, 20,000,000 shares authorized, 10,097,272, 10,053,572 and 9,810,099 shares issued at June 30, 2005, December 31, 2004 and June 30, 2004, respectively	10,097	10,054	9,810
Additional paid-in capital	28,296	27,954	24,795
Retained earnings	47,751	44,642	42,296
Accumulated other comprehensive income	(251)	56	35
Less: Treasury stock at cost; 1551,186 shares at June 30, 2005 and December 31, 2004 and 1,477,386 shares at June 30, 2004	(13,504)	(13,504)	(12,544)

Total stockholders’ equity	72,389	69,202	64,392

Total liabilities and stockholders’ equity	$862,509	$828,337	$749,371

Flag Financial Corporation and Subsidiary

Consolidated Statements of Earnings

(Dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(unaudited)
Interest income:
Interest and fees on loans	$12,430	$8,680	$23,841	$16,798
Interest on investment securities	1,305	1,292	2,380	2,748
Interest on federal funds sold and interest-bearing deposits	329	99	630	199

Total interest income	14,064	10,071	26,851	19,745

Interest expense:
Interest on deposits:
Demand	1,962	1,183	3,624	2,233
Savings	32	32	63	67
Time	2,381	1,183	4,512	2,421
Interest on other borrowings	442	314	826	533

Total interest expense	4,817	2,712	9,025	5,254

Net interest income before provision for loan losses	9,247	7,359	17,826	14,491
Provision for loan losses	—	375	375	1,095

Net interest income after provision for loan losses	9,247	6,984	17,451	13,396

Noninterest income:
Service charges on deposit accounts	824	958	1,573	1,850
Mortgage banking activities	687	595	1,267	1,125
Insurance commissions and brokerage fees	58	163	132	276
Gain on sale of branch	—	—	—	3,000
Gain on sale of other real estate owned	131	38	222	35
Gain (loss) on sales of investment securities available-for-sale	6	685	129	693
Other	886	152	1,871	304

Total noninterest income	2,592	2,591	5,194	7,283

Noninterest expense:
Salaries and employee benefits	5,227	4,077	10,220	8,867
Occupancy	982	863	1,938	1,773
Professional fees	484	282	1,033	582
Postage, printing and supplies	231	214	477	449
Communications	596	530	1,109	1,114
Other	902	768	1,762	1,936

Total noninterest expense	8,422	6,734	16,539	14,721

Earnings before provision for income taxes	3,417	2,841	6,106	5,958
Provision for income taxes	1,111	920	1,973	1,941

Net earnings	$2,306	$1,921	$4,133	$4,017

Basic earnings per share	$0.27	$0.23	$0.48	$0.47

Diluted earnings per share	$0.25	$0.21	$0.45	$0.44

Contact:

Flag Financial Corporation, Atlanta

J. Daniel Speight, 404/760-7706

or

Katie Bows, 404/760-7712